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04033683

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Northern Trust Corporation
Exact name of registrant as specified in charter

0000073124
Registrant CIK Number

11-K FOR 12/31/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-5965
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, June 22, 2004.

Northern Trust Corporation
(Registrant)

By: [signature]
(Name and Title)
Kelly R. Welsh
Executive Vice President and General Counsel

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20_____, that the information set forth in this statement is true and complete.

By: ____
(Name)

____
(Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.
2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601

of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

http://www.sec.gov/divisions/corpfin/forms/se.htm
Last update: 02/11/2002

Financial statements consisting of an audited statement of financial condition as of the end of the latest two fiscal years of The Northern Trust Company Thrift-Incentive Plan and an audited statement of income and changes in plan equity for each of the latest three fiscal years of The Northern Trust Company Thrift Incentive Plan, notes to financial statements and supplementary information.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2003 AND 2002

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

Hill, Taylor LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181

Member of the
American Institute
of Certified Public Accountants

Member of the
Illinois CPA Society

Independent Auditors' Report

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments at December 31, 2003 and reportable transactions for the year ended December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC

May 7, 2004

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets		
Investments, at quoted fair market value:		
Mutual and other common trust funds	$ 577,435,242	$ 478,386,138
Invested cash	1,150,729	683,763
Northern Trust Corporation common stock	235,903,144	184,339,376
Participant notes receivable	16,500,173	17,965,116
Total Investments	830,989,288	681,374,393
Accrued interest and dividends receivable	964,038	897,294
Employer contribution receivable	13,994,507	16,413,709
Total Assets	845,947,833	698,685,396
Liabilities		
Accrued administrative expenses	116,394	-
Total Liabilities	116,394	-
Net assets available for benefits	$ 845,831,439	$ 698,685,396

The accompanying notes are an integral part of these financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Additions (Deductions):			
Investment income:			
Interest	$ 4,038,166	$ 4,301,510	$ 4,662,143
Dividends	4,906,526	6,728,687	6,315,857
Net (loss) gain on sales and distribution of investments	(38,029,913)	(16,547,542)	9,267,774
Unrealized appreciation (depreciation) of investments, net	185,082,678	(191,288,186)	(197,827,558)
Participants' contributions	38,109,961	38,698,124	36,037,039
Employers' contributions	13,994,507	16,413,709	14,660,813
Distribution of benefits and withdrawals	(60,321,725)	(48,066,019)	(63,486,125)
Administrative expenses	(634,157)	-	-
Net increase (decrease) during the year	147,146,043	(189,759,717)	(190,370,057)
Net Assets Available for Benefits:			
Beginning of year	698,685,396	888,445,113	1,078,815,170
End of year	$ 845,831,439	$ 698,685,396	$ 888,445,113

The accompanying notes are an integral part of these financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies:**

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

(a) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Northern Trust Corporation stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

(b) **Contributions** – Contributions from The Northern Trust Company (the "Company") are accrued based upon amounts required to be funded under the provisions of the Plan.

(c) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the difference in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year.

(d) **Administrative Expenses** – During the 2003 plan year, fees of collective trusts were paid by the Plan as authorized by the Plan's Employee Benefit Administrative Committee (the "Committee"). Other 2003 administrative expense and all 2002 and 2001 administrative expenses were paid directly by the Company.

(e) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(f) **Payment of Benefits** – Benefits are recorded when paid.

2. **Plan Description:**

The following is a brief description of the Plan provided for general information purposes only. Participants should refer to The Northern Trust Company Thrift-Incentive Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company and any affiliates or subsidiaries who adopted the Plan. The Plan has twelve investment funds as follows:

Northern Trust Company Common Stock Fund – This fund invests in common stock of Northern Trust Corporation.

Northern Institutional Focused Growth Portfolio-A – The Northern Institutional Focused Growth Portfolio seeks to provide long-term capital appreciation mainly through stock investments of growth companies perceived to have favorable growth characteristics.

Northern Institutional Bond Portfolio-A – The Northern Institutional Bond Portfolio invests in a broad range of debt instruments (e.g. bonds) with intermediate or long maturity dates.

NTGI-QM Daily Collective S&P 500 Equity Index Fund – The NTGI-QM Daily Collective S&P 500 Equity Index Fund seeks to provide investment results that approximate the aggregate price and dividend performance of the Standard & Poor's ("S&P") 500 Composite Stock Price Index.

Northern Institutional Balanced Portfolio-A – The Northern Institutional Balanced Portfolio seeks to provide long-term capital appreciation and current income through a mix of stocks, bonds and cash equivalents. This mix is regularly monitored and adjusted.

The Dodge and Cox Stock Fund – The primary objective of this fund is to provide shareholders with an opportunity for long-term growth of principal and income by investing in a broadly diversified portfolio of common stocks. A secondary objective is to achieve reasonable current income.

2. **Plan Description (Continued):**

INVESCO Dynamics Fund – This fund seeks long-term capital appreciation.

AIM Mid Cap Equity Fund-A – This fund seeks to provide investment results that approximate the aggregate price and dividend performance of the Standard & Poor's ("S&P") 400 Midcap Index.

Northern Institutional Small Company Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in the equity securities of companies with market capitalization that are within the range of the Russell 2000 Index.

Northern Institutional International Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

The Northern Trust Collective Stable Asset Fund – The Stable Asset Fund seeks to provide a steady level of return plus appreciation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

Ariel Fund – This fund seeks to provide long-term capital appreciation. This fund enables participants to invest in small companies with a value orientation.

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follows:

Northern Dividend Pass-Through Fund – This fund is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Company Common Stock Fund accounts. Cash dividends paid on those shares are transferred to this fund and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

2. **Plan Description (Continued):**

The number of participants in each fund was 5,391, 4,082, 3,427, 5,107, 2,552, 3,702, 2,839, 1,099, 1,661, 2,580, 3,731, 1,212, and 426 for the Northern Trust Company Common Stock, Northern Institutional Focused Growth Portfolio-A, Northern Institutional Bond Portfolio-A, NTGI-QM Daily Collective S&P 500 Equity Index Fund, Northern Institutional Balanced Portfolio-A, Dodge and Cox Stock Fund, INVESCO Dynamics Fund, AIM Mid Cap Equity Fund-A, Northern Institutional Small Company Growth Portfolio-A, Northern Institutional International Growth Portfolio-A, The Northern Trust Collective Stable Asset Fund, Ariel Fund, and Northern Dividend Pass-Through Fund, respectively, at December 31, 2003.

(b) **Plan Administration** – The Plan is administered by the Employee Benefit Administrative Committee. As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching contribution vests 20% after 1 year of service and increases 20% a year until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars, and in no event may a participant's annual before-tax contributions exceed $12,000 for 2003. Additional catch-up contributions are permitted for participants who have attained age 50 before the end of a Plan year. Participants may split their contributions among any of twelve investment funds in increments of 1%. Effective March 1, 2002, the Northern Trust Company Common Stock Fund was designated as an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in this Fund reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Internal Revenue Code and related IRS regulations.

2. **Plan Description (Continued):**

(f) **Employer Contributions** – The employer will make a contingent matching contribution of up to 4% of a participant's pay. A minimum matching contribution of $0.50 for each $1.00 of participant contributions up to 4% of pay is made annually regardless of whether a corporate earnings goal is met. The actual amount of the maximum matching contribution is based on the employer's achievement of an earnings goal set by the Board of Directors at the beginning of the year. To obtain the full match, a participant must deposit at least 4% of eligible pay during the year and must be an employee on December 31st. For the plan year 2001, the bank met its earnings goal and contributed the maximum amount. For plan years 2003 and 2002, the earnings target was not attained. The 2003 TIP match was $0.84 for each dollar contributed for a maximum TIP match of 3.36%. The 2002 TIP match was $0.78 for each dollar contributed for a maximum TIP match of 3.9%.

(g) **Benefits, Withdrawals and Forfeitures** – Upon the termination for permanent disability, death, or after attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution account will be forfeited. These forfeitures will be used to reduce the current year's employer contribution. Forfeitures amounted to $271,990, $158,061 and $223,000, for the years ended December 31, 2003, 2002, and 2001; respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Internal Revenue Code and related IRS regulations.

(h) **Loans** – Participants may borrow against the vested portion of their Plan accounts. Participants can borrow a minimum of $1,000 with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan, however, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Company Common Stock Fund may be restricted from time to time due to SEC limitations.

(i) **Plan Termination** – While the Plan has been adopted with the expectation that it will be continued indefinitely, the Plan may be terminated at any time. In the event of termination, all participants' accounts will become fully vested.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Investments:**

The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 2003 and 2002:

	December 31, 2003		December 31, 2002	
	Fair Value	Net Appreciation (Depreciation) In Fair Value	Fair Value	Net Appreciation (Depreciation) In Fair Value
Common Stock:				
Northern Trust Common Stock	$ 236,122,407	$ 58,680,494	$ 184,625,745	$(135,243,816)
Mutual Funds:				
Northern Institutional Focused Growth Portfolio-A	63,513,622	11,019,176	53,995,676	(20,468,916)
Northern Institutional Bond Portfolio-A	51,652,376	282,454	58,443,316	1,269,606
NTGI-QM Daily Collective S & P 500 Equity Index Fund	164,205,875	35,837,517	121,572,647	(37,861,100)
Northern Institutional Balanced Portfolio-A	27,402,495	3,475,371	22,501,281	(3,064,251)
The Dodge and Cox Stock Fund	59,797,655	13,064,895	38,604,150	(5,096,566)
INVESCO Dynamics Fund	20,769,651	5,735,295	13,699,453	(7,519,931)
Northern Institutional International Equity Fund	-	-	-	95,303
AIM Mid Cap Equity Fund-A	9,556,332	1,683,126	3,859,574	(423,815)
Ariel Fund	10,832,832	2,012,981	4,078,693	(517,229)
Northern Institutional Small Company Growth Portfolio-A	12,910,604	2,886,926	6,927,797	(3,277,985)
Northern Institutional International Growth Portfolio-A	22,231,200	6,343,007	12,642,118	(2,689,640)
	442,872,642	82,340,748	336,324,705	(79,554,524)
The Northern Trust Collective Stable Asset Fund	134,562,600	6,031,523	142,061,433	6,962,612
Northern Dividend Pass-Through Fund	-	-	10	-
Northern Clearing Dividend	931,466	-	397,384	-
Total Investments	$ 814,489,115	$ 147,052,765	$ 663,409,277	$(207,835,728)

All investments in the Plan are participant-directed investments.

3. **Investments (Continued):**

The following participant-directed investments exceeded 5% of the Plan's assets held for investments at December 31, 2003 and 2002:

	Fair Value	
	2003	2002
Northern Trust Company Common Stock	$ 236,122,407	$ 184,625,745
Northern Institutional Focused Growth Portfolio-A	63,513,622	53,995,676
Northern Institutional Bond Portfolio-A	51,652,376	58,443,316
NTGI-QM Daily Collective S&P 500 Equity Index Fund	164,205,875	121,572,647
The Northern Trust Collective Stable Asset Fund	134,562,600	142,061,433
The Dodge and Cox Stock Fund	59,797,655	38,604,150

4. **Related-Party Transactions:**

Certain Plan investments are shares of collective trust funds managed by The Northern Trust Company or one of its affiliates. The Northern Trust Company serves as trustee, custodian and administrator for these collective trust funds. The Northern Trust Collective Stable Asset Fund is sub-advised by an unrelated investment management firm. The investment advisor for the Collective Short-Term Investment Fund is Northern Trust Investments, N.A., a subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as related-party transactions.

5. **Tax Status:**

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 27, 1995 stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code. Accordingly, the Plan's related trust is exempt from Federal income taxes under Section 501(a).

Effective January 1, 2002, the Plan was amended and restated in its entirety to reflect revisions required by federal law pursuant to GUST as well as certain Plan design changes authorized by the Company's Board of Directors. The amended and restated Plan was submitted to the IRS in December 2001 with a request that the IRS issue a determination letter that the Plan remains qualified.

SUPPLEMENTARY INFORMATION

SCHEDULE I

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN TRUST COMPANY COMMON STOCK FUND

AT DECEMBER 31, 2003

	Par Value/ Shares	Market Value	Cost
Common Stock:			
Northern Trust Company Common Stock*	5,081,929	$ 235,903,144	$ 138,094,647
Short-Term Investment –			
Invested Cash	$ 219,263	219,263	219,263
Total Investments – Northern Trust Company Common Stock Fund		$ 236,122,407	$ 138,313,910

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL FOCUSED GROWTH PORTFOLIO – A

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Focused Growth Portfolio - A*	5,547,041	$ 63,513,622	$ 79,163,001

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL BOND PORTFOLIO – A

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Bond Portfolio - A*	2,549,476	$ 51,652,376	$ 51,258,892

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NTGI-QM DAILY COLLECTIVE S & P 500 EQUITY INDEX FUND

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
NTGI-QM Daily Collective S & P 500 Equity Index Fund*	57,650	$ 164,205,875	$ 143,711,295

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL BALANCED PORTFOLIO – A

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Balanced Portfolio - A*	2,291,178	$ 27,402,495	$ 27,836,829

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

THE DODGE AND COX STOCK FUND

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
The Dodge and Cox Stock Fund	525,555	$ 59,797,655	$ 51,331,307

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

INVESCO DYNAMICS FUND

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
INVESCO Dynamics Fund	1,391,135	$ 20,769,651	$ 19,660,869

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

AIM MID CAP EQUITY FUND – A

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
AIM Mid Cap Equity Fund - A	350,949	$ 9,556,332	$ 8,234,098

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

ARIEL FUND

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Ariel Fund	240,089	$ 10,832,832	$ 9,267,238

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL SMALL COMPANY GROWTH PORTFOLIO – A

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Small Company Growth Portfolio – A*	1,605,797	$ 12,910,604	$ 12,332,633

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL INTERNATIONAL GROWTH PORTFOLIO – A

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional International Growth Portfolio – A*	2,652,888	$ 22,231,200	$ 18,634,399

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

THE NORTHERN TRUST COLLECTIVE STABLE ASSET FUND

AT DECEMBER 31, 2003

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
The Northern Trust Collective Stable Asset Fund *	3,803,944	$ 134,562,600	$ 122,161,604

*Indicates party-in-interest to the Plan.

SCHEDULE II

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

Description of Assets	Cost of Assets	Current Value of Assets on Transaction Date	Net Gain/Loss
NTGI-QM Daily Collective S & P 500 Equity Index Fund*			
Bought in 130 transactions	$ 282,150,932	$ 282,150,932	$ -
Sold in 126 transactions	318,113,986	275,355,222	(42,758,764)
The Northern Trust Stable Asset Fund*			
Bought in 119 transactions	48,821,106	48,821,106	-
Sold in 133 transactions	56,947,794	62,351,463	5,403,669
Northern Institutional International Growth Portfolio – A*			
Bought in 124 transactions	37,756,242	37,756,242	-
Sold in 129 transactions	33,352,546	34,510,166	1,157,620

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY

THRIFT-INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2003

	Total	The Northern Trust Collective Stable Asset Fund	Northern Institutional Bond Portfolio-A	NTGI - QM Daily Collective S & P 500 Equity Index Fund	Northern Trust Company Stock Fund	Northern Institutional Focused Growth Portfolio-A	Northern Institutional Balanced Portfolio-A	The Dodge & Cox Stock Fund	INVESTCO Dynamics Fund	Northern Institutional Small Company Growth Portfolio-A	Northern Institutional International Growth Portfolio-A	AIM Mid Cap Equity Fund-A	Ariel Fund	Northern Dividend Pass Through	Northern Clearing Dividend	Participant's Notes
Assets																
Investments, at quoted fair market value:																
Mutual and other common trust funds	$ 577,435,242	$ 134,562,600	$ 51,652,376	$ 164,205,875	$ -	$ 63,513,622	$ 27,402,495	$ 59,797,655	$ 20,769,651	$ 12,910,604	$ 22,231,200	$ 9,556,332	$ 10,832,832	$ -	$ -	$ -
Invested cash	1,150,729	-	-	-	219,263	-	-	-	-	-	-	-	-	-	931,466	-
Northern Trust Corporation Common stock	235,903,144	-	-	-	235,903,144	-	-	-	-	-	-	-	-	-	-	-
Participants notes receivable	16,500,173	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16,500,173
Total Investments	830,989,288	134,562,600	51,652,376	164,205,875	236,122,407	63,513,622	27,402,495	59,797,655	20,769,651	12,910,604	22,231,200	9,556,332	10,832,832	-	931,466	16,500,173
Accrued interest and dividends receivable	964,038	-	-	-	836,258	-	-	-	-	-	-	-	-	127,263	517	-
Employer contribution receivable	13,994,507	1,884,072	1,118,584	2,901,758	2,122,143	1,424,952	732,643	1,596,800	666,681	351,547	616,755	265,524	313,048	-	-	-
Total Assets	$ 845,947,833	$ 136,446,672	$ 52,770,960	$ 167,107,633	$ 239,080,808	$ 64,938,574	$ 28,135,138	$ 61,394,455	$ 21,436,332	$ 13,262,151	$ 22,847,955	$ 9,821,856	$ 11,145,880	$ 127,263	$ 931,983	$ 16,500,173
Liabilities																
Accrued administrative fees	116,394	102,937	-	13,457	-	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	$ 116,394	$ 102,937	$ -	$ 13,457	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Assets Available for Plan Benefits	$ 845,831,439	$ 136,343,735	$ 52,770,960	$ 167,094,176	$ 239,080,808	$ 64,938,574	$ 28,135,138	$ 61,394,455	$ 21,436,332	$ 13,262,151	$ 22,847,955	$ 9,821,856	$ 11,145,880	$ 127,263	$ 931,983	$ 16,500,173

THRIFT-INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2003

	Total	The Northern Trust Collective Stable Asset Fund	Northern Institutional Bond Portfolio-A	NTGI - QM Daily Collective S & P 500 Equity Index Fund	Northern Trust Company Stock Fund	Northern Institutional Focused Growth Portfolio-A	Northern Institutional Balanced Portfolio-A	The Dodge & Cox Stock Fund	INVESTCO Dynamics Fund	Northern Institutional Small Company Growth Portfolio-A	Northern Institutional International Growth Portfolio-A	AIM Mid Cap Equity Fund-A	Ariel Fund	Northern Dividend Pass Through	Northern Clearing Dividend	Participant's Notes
Investment Income:																
Interest	$ 4,038,166	$ 77	$ 2,760,821	$ 43	$ 20,626	$ 17	$ 7	$ -	$ -	$ 2	$ 16	$ -	$ -	$ 2,261	$ 10,343	$ 1,243,953
Dividends	4,839,782	-	-	-	3,544,592	-	364,744	787,851	-	-	142,595	-	-	-	-	-
Change in accrued income	66,744	-	-	-	42,998	-	-	-	-	-	-	-	-	23,904	(158)	-
Net gains (losses) on sales and distribution of investments	(38,029,913)	5,403,668	126,575	(42,758,764)	3,357,682	(4,214,382)	(494,989)	245,735	(555,742)	(423,596)	1,157,620	23,195	103,085	-	-	-
Unrealized appreciation (depreciation) of investments	185,082,678	627,854	155,879	78,596,284	55,322,812	15,233,557	3,970,361	12,819,156	6,291,038	3,310,523	5,185,387	1,659,931	1,909,896	-	-	-
Participant's contributions	38,109,961	3,475,015	1,855,997	4,447,121	3,069,267	2,041,380	1,032,347	2,323,332	880,655	516,346	773,607	448,079	542,939	(4)	16,703,880	-
Employer's contributions	13,994,507	4,177,418	2,538,120	6,229,894	4,943,641	3,353,664	1,595,128	3,222,786	1,550,170	749,176	1,252,931	431,502	524,691	-	(16,574,614)	-
Distribution of benefits and withdrawals	(60,321,725)	(21,112,435)	(8,258,177)	(6,001,271)	(11,171,894)	(2,962,424)	(1,868,388)	(4,214,483)	(1,015,817)	(598,618)	(596,817)	(108,444)	(331,214)	(2,268)	629,421	(2,708,896)
Administrative Expenses	(634,157)	(356,633)	-	(42,578)	-	-	-	-	-	-	-	-	-	-	(234,946)	-
Interfund transfers, net	-	(204,289)	(6,257,241)	1,755,172	(8,261,860)	(4,418,864)	180,509	5,995,747	(288,284)	2,386,776	1,660,459	3,343,662	4,108,214	-	(1)	-
Increase (decrease) during the year	147,146,043	(7,989,325)	(7,078,026)	42,225,901	50,867,864	9,032,948	4,779,719	21,180,124	6,862,020	5,940,609	9,575,798	5,797,925	6,857,611	23,893	533,925	(1,464,943)
Net Assets Available for Plan Benefits																
Beginning of year	698,685,396	144,333,060	59,848,986	124,868,275	188,212,944	55,905,626	23,355,419	40,214,331	14,574,312	7,321,542	13,272,157	4,023,931	4,288,269	103,370	398,058	17,965,116
End of year	$ 845,831,439	###########	$ 52,770,960	$ 167,094,176	$ 239,080,808	$ 64,938,574	$ 28,135,138	$ 61,394,455	$ 21,436,332	$ 13,262,151	$ 22,847,955	$ 9,821,856	$ 11,145,880	$ 127,263	$ 931,983	$ 16,500,173